 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
BUSINESS ISSUERS
UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-_______

SPA-E, INC.
(Name of Small Business Issuer in its charter)

Delaware	84-1185845
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2428 SW 27th Terrace
Miami, FL 33133
(Address of principal executive offices)

Issuer's telephone number: (305) 534-3223

Copies to:
Jeff Fessler, Esq.
Andrea Cataneo, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Flr.
New York, New York 10006
Tel: (212) 930-9700
Fax: (212) 930-9725

Securities to be registered under Section 12(b) of the Exchange Act: None

Securities to be registered under Section 12(g) of the Act:

Name of Exchange on which to be so
Title of each class	registered each class is to be registered
Common Stock, $.0001 par value	N/A

ITEM 1. DESCRIPTION OF BUSINESS

Corporate History

We were incorporated in Colorado under the name Norrlanksa Kross, Inc. on December 11, 1991. Effective on January 17, 2007 we reincorporated in Delaware by consummating a merger with Spa-E, Inc., a Delaware corporation and our wholly owned subsidiary. Effective January 17, 2007, our wholly owned subsidiary, Spa-E Acquisition Corp. entered into a Merger Agreement with Spa-E, Inc., a Florida corporation, (“Spa-E, FL”) pursuant to which Spa-E Acquisition Corp. merged with and into Spa-E, FL with Spa-E, FL as the surviving corporation. We currently conduct all of our operations through our wholly owned subsidiary, Spa-E (FL).

Business

We are a retail spa company. Through a strategic relationship with Repechage®, a skin and body care products manufacturer, we have pioneered the creation and execution of an innovative retail spa concept that seeks to not only optimize revenue and capture per square foot, but to also promote the purchase and ongoing use of personal care products and services-specifically with regard to skin and body care. We currently generate revenues from four sources (i) massage and body treatment services, (ii) skin care services, (iii) nail care services; and (iv) sales of retail products.

Massage and Body Treatments

We offer therapeutic massage services which combine deep tissue, aromatherapy and relaxation massage. In addition, one of our signature body treatments, Body Movin, helps clients “get the jiggle out of their wiggle”. It is a seaweed and peppermint oil based treatment which has been formulated to help the body remove excess toxins and fluids.

Skin Care Services

We offer classic facials treatments including the 4 layer facial, a Repechage exclusive. Each skincare service is customized for an individual’s skin type, and delivered within a 50 to 80 minute service time.

Nail Care Services

We offer both manicures and pedicures. One of our signature nail services is a -Foot Fetish- which is a foot facial, reflexology, & pedicure.

Retail Products

We sell a selection of retail products including Repecharge skin, body care and cosmetic products, Spa-E branded shirts, hats, and nail color.

E-commerce

Our clients can purchase Repecharge skin, body care, and cosmetic products on line through the Spa-E website.

We also offer our customers signature spa treatments such as the Menage a Spa, where a client receives a manicure, pedicure and facial all at the same time.

We believe that we can become an industry leader satisfying the increasing demand by both male and female consumers to experience and buy health-fortifying, wellness products and services for the body’s largest organ, the skin. We believe that our unique distribution, and education relationship with Repechage® enables us to deliver higher gross margins on sales of both products and services than most day spa operators.

Our services target the experience seeking retail spa consumer, which we estimate represents one of the fastest growing segment of the spa industry. We believe that our target customers are increasingly shifting their focus from fluff and bluff treatments to results oriented products and services that command higher prices, because they are critical to their health and well being.

We currently market our products and services through direct sales efforts in the U.S. and through channel partners within a half mile radius of our current spa location on Lincoln Road in South Beach, Florida. We also offer local hotel operators who do not have a spa, a strategic spa solution for their guests. To date, we have provided spa services for guests of a number of South Beach hotel operators including the National, the Bentley, the Royal Palms, and the Ritz Carlton.

We believe that our current operational strategy provides a proven platform that:

•
Reduces cost of labor: Management believes that a reduction in labor costs are imperative to sustained profitable growth. Currently, our adjusted labor costs as a percentage of treatment revenue fall well below 40% of gross revenue.

•	Reduces cost of sales: In striking a distribution agreement with Repechage, our cost of goods sold as a percentage of both retail and service revenue falls substantially below industry standards.

•
Increases efficiency through multi functionality: Management believes that optimal allocation of both human and a facility resource is a performance metric that is difficult for most spa operators. Our flexible open space design and proven yield management procedures allows for maximum efficiency, delivering higher than average tickets sales for available hours of production.

•
Build out costs: Spas are generally expensive to build. Our tenant kit design (averaging 2,000 sq. ft) substantially decreases build-out expenses and is a key design element of our business platform, resulting in substantially less tenant improvement costs.

•
Addresses the shortage of qualified staff and presents opportunity for cost savings: Qualified personnel with multiple skill sets are a requirement for successful spa operations. As a result of our strategic partnership with Repechage®, our employees receive the cross training necessary to perform many different skin and body care services and functions at once.

•
Prime Locations: Our flagship store location in the Lincoln Road Mall Association in South Beach Miami, Fl, is ideally set in high traffic, high tourist destination. We also intend to open stores in other locations in the US in prime locations.

•
Offers a social spa experience: Our open floor design offers an incomparable spa experience in the market that places the social aspect into the spa experience. For some consumers this lowers the barrier of entry as they are not locked away in a treatment room by themselves with a total stranger.

Exclusive Supplier - Repechage®

Sarkli-Repechage Ltd. has been chosen as the exclusive supplier of Repechage® skin care, body care and cosmetic products and treatments for our retail spa locations. Repechage® products and treatments are found within 30 countries and over 16,000 spas and salons within the United States. Repechage® incorporates pure energy seaweed in its products producing products that are rich in vitamins, minerals, amino acids and proteins. The seaweed used in the manufacturing of Repechage products is harvested by divers who utilize a unique microburst process to preserve the whole plant and its purity. Throughout the company’s 26 year history in the professional salon and spa industry, Sarkli-Repechage Ltd. has established itself as an innovative industry leader. Lydia Sarfati, President/CEO of Sarkli Repechage, is an internationally recognized skincare expert in applied esthetics and business management. Creator of the world-renowned Four Layer Facial, Lydia's 26 year experience as an esthetician, spa owner, manufacturer and consultant have contributed to the elevation of the esthetics field in the U.S. and abroad.

Market Opportunity

Management believes that our current offering has a significant market opportunity in multiple venues, as concessionaires in hotel properties, as stand alone day spas in high traffic entertainment venues, and as retail anchors in trendy urban lifestyle malls.

The Hartman Group, a leading market research firm, estimates that the spa and wellness consumer markets combined represents an estimated $76 billion dollar market opportunity1. According to Hartman, “the tectonic shift toward health and wellness is redefining consumer lifestyles and has already transformed the marketplace. It can be seen, for one example, in the recent explosion of organics into conventional mainstream retail channels. Organics can no longer be ignored as a cliquish niche player among specialty retailers within the giant multi-billion dollar food industry. Perhaps the greatest influence on this continuing trend is that, for consumers, the word "organic" has become synonymous with "health" and "healthier lifestyle.” 1

In their search for wellness, consumers come to participate, in varying degrees, in different segments of the health and wellness products and services market. In terms of broader cultural shifts, the move toward wellness frames much of the increased participation in purchasing and using many products consumers connect with living a wellness lifestyle. To accurately capture, examine and portray consumer behavior, however, also requires a tectonic shift in how consumers are viewed. The global spa industry generates approximately $40 billion in revenue per year, according to Spa Finder, a New York City-based spa travel and marketing company and the publisher of SpaFinder.com and Luxury SpaFinder magazine.

Our spa design

Our spas offer a social spa environment to escape the busy world while improving one’s health, beauty, and balance. We believe that we have successfully combined the outer beauty with the inner beauty sanctuary environment offered by leading day spas, at a build out cost that is substantially less than the average day spa.

We have worked with leading design firms to create the interior design and layout of our retail spa, which maximizes revenue capture per square foot but does not compromise the feeling and ambiance of a spa. Our “Open space” enables us to go to market with lower than average build out costs and a business design that optimizes revenue capture per square foot.

In completing design and development plans for future locations, each facility will range from 1,600 to 2,500 square feet (responsive to available market capture) and will come complete with designated computer hardware, software, furniture, fixtures, equipment and operating supply packages.

[1]	http://www.spatrade.com/news/index.phtml?act=read&id=291

Industry Overview

According to the ISPA Study on Consumer Trends Sheds Light on the “World” of Spas2, the spa industry is growing at an incredible rate. This astonishing growth is attributed to the demand for a “stress-free” environment and a place where people can escape the frantic, daily grind. The spa industry registers 155.8 million visits every year with a steady triple figure annual growth seen within the next 10 years.

According to ISPA, (an international spa association) as of August 2006, there were 13,757 spas in the United States. This represents an average annual growth of 16%. Additionally, there were 9,865 spas in the U.S. at the end of 2003, which represents a total growth in spa locations of approximately 39% from 2003 to August of 2006 when the most recent survey data was collected.

With record visitations and broadening socioeconomic appeal, 49% of all spa service revenue is related to massage therapy, 36% is related to skin, body, and nail care services, and 15% is related to sales of retail products. In spite of these highly impressive numbers, the spa industry has a long way to go, as less than 13% of the general population has been to a day spa in the past three years. This is expected to drive the industry into an exciting ride in the future3.

The trend toward indigenous ingredients has made its way into product offerings. According to the ISPA industry study, 93% of spas offer some type of retail products to their clientele. Forty-nine percent of this number considers retail to be a significant operation within their business. Approximately 42% of spas that offer retail sell branded products. Today’s spa-goer wants to continue to maintain results through a prescribed home-care regimen. The most popular retail products sold include skin care products, nail care, cosmetics, hair care and personal care. In fact, the skin care market is huge, and growing.

Customers

While nearly all Americans could benefit from the programs and services offered by us, the customers that resonate most with our brand are the “Cultural Creatives”, a population that represents 30% of U.S. adults (~100 million consumers, 60% women) having attitudes, behaviors, and usage of goods and services that are significantly affected by their concern for health, beauty and balance in their lives.4They are middle to upper classes, and are university educated. According to market research, 85% of this demographic are willing to pay 20% more for products that meet their value expectations.5“Cultural Creatives” are interested in the holistic nature of existence by supporting the environment, living a balanced life, and seeking to steadily improve of themselves, their lifestyle and the world around them. This classification of people has grown to encompass the baby boomers of the 1960s and 1970s and an increasing number of individuals who believe in a lifestyle of health and sustainability (LOHAS). The LOHAS market encompasses a wide variety of ethical practices, including, organic food, ethical business, sustainable energy and alternative medicine, and has grown to become $270 billion in the US.6

In addition, since all of the products and services we offer are results oriented they appeal to the “Moderns” a demographic group that makes up 52% of Americans. 4 This group has more men than women with a wide range of incomes from lower-middle class to upper-class. Moderns include not only conventional factory and office workers, but the technological “Creatives” of American culture, such as engineers and doctors, as well as business people. Among them are various subgroups, some with a strong leaning towards spiritual and personal growth concerns, others, such as the Alienated Modernists, feel disheartened by modern culture as their own prospects for the future slide.

Management believes that most “Creatives” and moderns attracted to our products and services are baby boomers who represent a quarter of all health club members that want and need more than exercise training to slow the aging process and prevent disease. It is “boomers”, according to the Medical Spa Association, who have really spawned the explosive growth of the spa market.7 With their voracious appetite to stop the aging process and look great, boomers, want a sense of “high touch” and are willing, and have the means, to pay for it. Science has demonstrated that after 40 years of age both males and females secrete fewer hormones; however, the aging process can be significantly reduced by personalized skincare programs and services that minimize the negative effects of the aging process. Market research finds boomers on average see themselves as 12 years younger than they are and plan on living longer than their actual life expectancy.

[2]	http://www.experienceispa.com/ISPA

[3]	Associated Bodywork & Massage Professionals

[4]	http://www.culturalcreatives.org/Library/docs/NewPoliticalCompassV73.pdf

[5]	http://www.ddimagazine.com/displayanddesignideas/magazine/article_display.jsp?vnu_content_id=1000972152

[6]	http://www.californiachronicle.com/articles/viewArticle.asp?articleID=5324

According to Paul Zane, futurist and author of the Wellness Revolution, Boomers spend $2 trillion annually.8 He estimates that in the next 10 years, U.S. baby boomers will increase their spending on spa and wellness-based services from approximately $200 billion today to $1 trillion every year. Thus, our ideal consumer is an individual between 35 to 65 years old that seeks, stress attenuating, anti-aging, health, beauty, balance and lifestyle programs and services.

Sales and Marketing Strategy

We have a three pronged sales and marketing strategy: (i) launch new locations to expand our geographical footprint, (ii) target existing and new customers for repeat and/or new sales and referrals, and (iii) build a robust ecommerce platform for sales of our gift certificates and lifestyle products.

We recognize that the U.S. market is fertile for our products and will focus our initial sales efforts on the U.S. market. We believe that the U.S. spa market is experiencing a change in focus as a result of industry consolidation, staleness (i.e. same four basic treatments-massage, facials, manicures and pedicures), a shortage of qualified personnel, and the need for results oriented products and services which enable success oriented consumers to get all of their personal care needs met without having to spend an entire day at a spa or head off to a foreign destination.

Launch New Locations

In the U.S., we are currently marketing our products and services directly through our flagship Lincoln Road spa. We plan to build upon our current success by launching new locations in South Florida, New York, New Jersey, Connecticut and Pennsylvania. By expanding our geographical footprint, we believe we can address new and changing market needs by adding additional locations as our customer base expands. Once we are operating multiple sites, we will develop in house champions; the spa manager, and lead therapist, who will create new packaging options and treatments, thereby increasing possible revenues streams and thereby continuing to increase productivity.

In conjunction with our plans to saturate the U.S. market, we also intend to enter the European spa market by setting up a network of chain spas in particular regions. Once we have successfully penetrated the U.S. and Europe, we will seek markets in Asia. However, there can be no assurance that we will be able to successfully penetrate the U.S. and European spa markets.

Capitalize on Existing Customer Relationships and Conquer New Ones

We have met with initial success marketing our products and services to our target audience which includes consumers living within a 2 mile radius of our Lincoln Road location and visitors to South Beach.

Our Lincoln Road spa benefits from repeat business as customers establish relationships with our Skin and Body care specialists. Our management believes our enthusiastic associates serve a key role in spreading the word to attract new clients. We are committed to delivering results oriented experiences that positively improve the lives of our clients, thereby creating engaged health consumers. Engaged health consumers can have influence on their friends, family, and strangers when it comes to health matters.9 Engaged consumers not only search for information, they disseminate it, too, in their role as “chatters.” Chatters hear about new ideas first, and then they tell others about it. Our clients will be the best marketing vehicle for recruiting new clients and driving retail sales of our products and services.

Sales of Gift Certificates and Lifestyle Products

Our business design was designed to capitalize on the three leading 2006 spa industry trends by offering gift certificates, bundled services, and an innovative spa environment that encourages group gatherings.10 Corporate and bulk sales gift certificate incentive programs also will be available to inspire employees, local business partners, and consumers. Other revenue streams include retail sales from the skincare, seaweed dietary supplements, homecare products, books, CDs, DVDs, and our logo wear.

[7]	http://www.healingartsguide.com/main.jsp?artid=404&tofu=n

[8]	http://www.paulzanepilzer.com/twr.htm

[9]	Engaged Consumers in Health & Health Care, Institute for the Future - March 2003

[10]	Coyle Hospitality Group (www.traveldailynews.com/new.asp?newid=23873&subcategory_id=69)

Competitors

Below is a summary of all of the Spa classifications tracked by ISPA. Our spa brand falls into the category of Day Spa which according to ISPA represents 80% of all spa types tracked as of August 2006 Source: International Spa Association: 2006 Spa Industry Update, Released Nov. 6, 2006. 11

Category	Number	Percentage
Day spa	10,988	80%
Club spa	484	4%
Resort/hotel spa	1,218	9%
Destination spa	71	0.5%
Medical spa	915	7%
Mineral springs spa	77	0.6%

Twenty percent (20%) or 2800 spas are located in the Southeast region which encompasses Virginia, West Virginia, North Carolina, South Carolina, Tennessee, Georgia, Alabama and Florida.

Currently, the spa industry leaders in the operation of chain spas are Bahamas-based Steiner Leisure (STNR) and Elizabeth Arden (RDEN) which recently merged with Mario Tricocci, a salon and spa operator in Chicago.

There are a number of small spa operators that would be considered our director competitors on Lincoln Road in Miami Beach, most of which are associated with hair salons. They are Brown and Company, J Sisters, an Aveda Salon and Spa, and Jean Claude Bigneau.

We believe that we have significant advantages over our competitors. Firstly, our strategic partnership with Repechage enables us to go to market with substantially lower cost of sales without becoming a manufacturer. Moreover, currently we believe that we are the only company that offers a social spa experience. Moreover, we require a consumer less valuable time to receive a myriad of personal care services as compared to other spas and salons available in the market. Flexibility of spaces and ease of use is a priority for our treatment team. The reduction in set-up time has enabled us to significantly reduce our “down time between treatments” and improve output because of its designs superior flexibility. More importantly, we also has the ability to drive higher than average tickets, whereas all of our competitors’ have only managed to combine one or two spa treatments together, moving a customer from one place to another to experience other treatments and products.

Intellectual Property

We have filed for trademark protection for our brand name in the U.S., and plan to file in several other countries around the world in 2007. In addition, we own several domain names which monopolizes the Spa name, including, spae.com, spae.us and spae.biz.

Employees

We currently have 10 employees working in the Lincoln Road Spa e location.

Government Regulation

A number of states have licensing and/or certification for aestheticians, massage therapists and nail technicians. In all cases of aestheticians and nail technicians, such licensing is done under the rubric of Barbering and/or Cosmetology. A handful of states, including Maine, Louisiana, Pennsylvania, and South Carolina, specifically exclude from the licensed scope of practice the “diagnosis, treatment, or therapy of any dermatologic condition.” Missouri specifically limits the strength of acid solutions that can be applied and prohibits use of needles for hair removal. Illinois prohibits aestheticians from performing “any procedure which may puncture or abrade the skin . . . (or) render(ing) advice on what is appropriate medical treatment for diseases of the skin.” Among states that license or certify aestheticians, most contain language that specifies that the purpose of aesthetic practice is skin beautification. On the other hand, Alaska has a specific provision for the licensing of aestheticians to perform “tattooing, body piercing, and permanent cosmetic coloring.” In cases of massage therapists such licensing is done under the rubric of Massage, Chiropractic, and Allied Health. A handful of states, including Pennsylvania and California requires a certification to practice massage. Florida and New York require a license to practice massage.

In some states, like Virginia for example, fewer than 10 percent of the questions on a cosmetology exam relate to skin care. As of July 2007, Estheticians have been required to be licensed in Virginia.

Cosmetologists have a combination of training and work experience, as well as passing grades on a written exam and a practical session. They are tested on basic principles of chemistry and electricity, hair and scalp properties, nail disorders and diseases for manicure and pedicure skills, general business management and human anatomy and physiology.

[11]	http://www.experienceispa.com/ISPA/Education/Research+and+Business+Tools/

Reports to Security Holders

The Company is not required to deliver an annual report to security holders and at this time does not anticipate the distribution of such a report.
The Company will file reports with the SEC. Upon effectiveness of this registration statement, the Company will be a reporting company and will comply with the requirements of the Exchange Act.

The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E. , Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

Risk Factors

An investment in our securities involves a high degree of risk. In determining whether to purchase our securities, you should carefully consider all of the material risks described below, together with the other information contained in this prospectus before making a decision to purchase our securities. You should only purchase our securities if you can afford to suffer the loss of your entire investment. As with all start up companies, the opportunity is tempered with certain risks.

Risks related to our Business

We have limited operations

To date, we currently operate one spa our Lincoln Road location in South Beach. As a start-up entity, we are subject to many of the risks common to such enterprises, including our ability to implement our business plan, market acceptance of our business in other geographic locations, undercapitalization, cash shortages, limitations with respect to personnel, financing and other resources, and uncertainty of our ability to generate revenues. There can be no assurance that our activities will be successful or result in any revenues or profit. In addition, there can be no assurance that we will be able to consummate our business strategy and plans, or that financial, technological, or other limitations may not force us to modify, alter, significantly delay, or significantly impede the implementation of our business plans. If we are unable to successfully implement our business strategy and plans, investors may lose their entire investment in our Company.

Economic and business changes could impact consumer confidence which may affect our revenues.

We believe that consumer spending on beauty products is influenced by general economic conditions and the availability of discretionary income. Accordingly, we may experience sustained periods of declines in sales during economic downturns, including during periods of inflation or high gasoline prices, or in the event of terrorism or diseases affecting customers purchasing patterns. In addition, a general economic downturn may result in reduced traffic in our customers’ stores that may, in turn, result in reduced net sales to our customers.

Our ability to successfully and cost-effectively integrate acquired businesses.

Our growth strategy includes acquisition of other retail spas. This may entail numerous integration risks and impose costs on us that could affect our business and financial results, including:

•	difficulties in assimilating acquired operations or products, including the loss of key employees from acquired businesses;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with suppliers and customers;

•	incurrence or assumption of substantial debt and liabilities; and

If we are unable to obtain additional funding, we may have to reduce our business operations.

We will require additional financing to expand our business into other geographical markets and to execute our business plan. We have no current arrangements with respect to any additional financing. Consequently, there can be no assurance that any additional financing will be available when needed, on commercially reasonable terms or at all. The inability to obtain additional capital may reduce our ability to continue to expand our business operations. Any additional equity financing may involve substantial dilution to our then existing shareholders. There can be no assurance that we will be able to obtain financing on acceptable terms in light of factors such as the market demand for our securities, the state of financial markets generally and other relevant factors.

Failure to properly manage our potential growth would be detrimental to our business.

Any growth in our operations will place a significant strain on our resources and increase demands on our management and on our operational and administrative systems, controls and other resources. There can be no assurance that our existing personnel, systems, procedures or controls will be adequate to support our operations in the future or that we will be able to successfully implement appropriate measures consistent with our growth strategy. As part of this growth, we may have to implement new operational and financial systems, procedures and controls to expand, train and manage our employee base and maintain close coordination among our technical, accounting, finance, marketing, and sales. We cannot guarantee that we will be able to do so, or that if we are able to do so, we will be able to effectively integrate them into our existing staff and systems. We may fail to adequately manage our anticipated future growth. We will also need to continue to attract, retain and integrate personnel in all aspects of our operations. Failure to manage our growth effectively could hurt our business.

We Depend on a Single Product Manufacturer

We do not manufacture the products that we use for our business. We will rely on independent suppliers and contractors in the manufacturing and may use independent suppliers and contractors for the assembly and testing of our products. We have chosen Sarkli-Repechage LTD, manufacturer of the Repechage skin and body care products line as our exclusive skin and body care product supplier. We do not have an agreement with Repechage. If this manufacturer ceased producing for us, for any reason, the transition to other manufacturers could result in significant production delays. In addition, our customers may be reluctant to transition to a different line of products. Any significant delay or disruption in the supply of our products could result in decreased sales and have a material adverse effect on our operations.

Our officers are involved in other businesses which may cause them to devote less time to our business.

Our President David Sarfati serves as a director and officer for other companies. In addition to serving as our President, Mr. Sarfati also serves as the Chief Operating Officer of our exclusive supplier, Sarkli-Repechage LTD. Mr. Sarfati devotes 20 hours each week, constituting 50% of his time, to our business.

In addition, our officers Katie Hurley and Ronny Yakov also serve as directors and officers for other companies. Ms, Hurley devotes 20 hours a week, constituting 10% of her time to our business. Mr. Yakov devotes 20 hours a week, constituting 10% of his time to our business.

Our officers’ involvement with other businesses may cause them to allocate their time and services between us and other entities. Consequently, they may give priority to other matters over our needs which may materially cause us to lose their services temporarily which could affect our operations and profitability.

We may incur substantial expenditures to build our new spas

In connection with new spas that we may seek to operate in the future, we may wish, or be required, to build-out the spa's facilities at our own expense. We estimate that the cost to build out and equip our retail spa facilities will range from $350,000 to $500,000. Any spas we might wish to operate in the future could require build-out expenditures within the above range or above it, and we cannot assure that we would have available sufficient resources to acquire additional spas with built-out costs take advantage of any such opportunity.

If we are unable to retain the services of key personnel or if we are unable to successfully recruit qualified personnel having experience in the business, we may not be able to continue operations.

Our future success will depend to a significant degree upon the continued contributions of our key management. The loss of the services of one or more key employees could have a material adverse effect on our results of operations. We also believe that our future success will depend in large part upon our ability to attract and retain additional highly skilled managerial resources. There can be no assurance that we will be successful in attracting and retaining such personnel.

Further, qualified personnel with multiple skill sets are a requirement for successful spa operations. Our success will hinge on our ability to hire and retain qualified personnel to offer our customers multiple services. While we believe that there is a large pool of available personnel, in order to stay competitive we will have to employ the best talent that possess licensing and certification in multiple spa modalities. If we are unable to locate personnel with multiple skill sets, we will be forced to hire persons to render each service that we offer which will result in a higher labor costs.

The success of our operations is dependent on a reliable staff

Reliability of staff is a key element to any business whose core service is labor intensive. The nature of the spa service provider is volatile since it depends on the skills of its employees, who need to be well trained and well compensated. Further, high turnover rate also is a problem within the industry in which we operate. If we are unable to retain reliable workers our results of operations will be significantly impacted.

If the protection of our intellectual property rights is inadequate, our ability to compete successfully could be impaired.

We regard our intellectual property as critical to our business. We may, through lack of adequate protection of our intellectual property or proprietary technologies allow competitors to take advantage of our research and development efforts. The long term success of a Spa e concept store largely depends on our ability to market intellectually and technologically competitive processes and products. Nevertheless, the steps we take to protect our proprietary rights may be inadequate. Detection and elimination of unauthorized use of spa designs and service offerings is difficult. We may not have the means, financial or otherwise, to prosecute infringing uses of our intellectual property by third parties. If we fail to obtain or maintain adequate protections, we may not be able to prevent third parties from using our proprietary rights and will need to rely upon trade secrets, proprietary expertise and continuing technological innovation to remain competitive, and as a result will have to protect this information with reasonable security measures, including the use of confidentiality agreements with employees, consultants and corporate collaborators. However, there are no guarantees that such protection will be adequate. It is possible that these individuals will breach these agreements and that any remedies from a breach will be insufficient to allow us to recover our costs. Furthermore, trade secrets, expertise and other technology may otherwise become know or be independently discovered by our competitors.

Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims that our products infringe upon the proprietary rights of others or that proprietary rights that we claim are invalid. Litigation could result in substantial costs and diversion of resources and could harm our business, operating results and financial condition regardless of the outcome of the litigation.

Other parties may assert infringement or unfair competition claims against us. We cannot predict whether third parties will assert claims of infringement against us, or whether any future claims will prevent us from operating our business as planned. If we are forced to defend against third-party infringement claims, whether they are with or without merit or are determined in our favor, we could face expensive and time-consuming litigation, which could distract technical and management personnel. If an infringement claim is determined against us, we may be required to pay monetary damages or ongoing royalties. Further, as a result of infringement claims, we may be required, or deem it advisable, to develop non-infringing intellectual property or enter into costly royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms that are acceptable to us, or at all. If a third party successfully asserts an infringement claim against us and we are required to pay monetary damages or royalties or we are unable to develop suitable non-infringing alternatives or license the infringed or similar intellectual property on reasonable terms on a timely basis, it could significantly harm our business.

Our management has limited experience in managing and operating a public company. Any failure to comply or adequately comply with federal securities laws, rules or regulations could subject us to fines or regulatory actions, which may materially adversely affect our business, results of operations and financial condition.

Our current management has limited experience managing and operating a public company and relies in many instances on the professional experience and advice of third parties including its consultants, attorneys and accountants. Failure to comply or adequately comply with any laws, rules, or regulations applicable to our business may result in fines or regulatory actions, which may materially adversely affect our business, results of operation, or financial condition.

Government Regulation Could Adversely Affect Us

Skin and body care products and services companies may be subject to significant regulation by a number of national, state, and local agencies in the U.S. The FDA may have jurisdiction covering testing, manufacturing, safety, effectiveness, labeling, storage, record keeping, approval, advertising, and promotion of our products. Failure to comply with applicable regulatory requirements could, among other things, result in: (i) fines; (ii) changes to advertising; (iii) suspensions of regulatory approvals of products; (iv) delays in product distribution, marketing and sale; and (v) civil or criminal sanctions. Even if our products do receive approval from the FDA, the FDA is permitted to revisit and change its prior determinations. If the FDA’s position changes, we may be required to change our labeling or cease to manufacture and market the challenged products. Even prior to any formal regulatory action, we could voluntarily decide to cease distribution and sale or recall any of our products if concerns about the safety or effectiveness develop. There can be no assurance that future regulatory, judicial or legislative activities will not have a material adverse effect on our business, financial condition and results of operations.

Product Liability and Other Potential Claims Could Adversely Affect Us

The nature and use of our products and services could give rise to product liability or other claims if a customer were injured while receiving one of our services or suffered adverse reactions following the use of our products. Adverse reactions could be caused by various factors beyond our control, including hypoallergenic sensitivity and the possibility of malicious tampering with our products. If any of these events occurred, we could incur substantial litigation expense, receive adverse publicity and suffer a loss of sales, and, therefore, our business, results of operations and financial condition could be materially adversely affected.

Risks related to our Common Stock

Ownership interest in our common stock is concentrated in a small group and may conflict with our other future stockholders who may be unable to influence management and exercise control over our business.

As of the date hereof, our executive officers and directors own 62.43% of the issued and outstanding shares of our common stock, respectively. Although we expect to issue additional shares as a result of financing transactions in the near future, our current stockholders will continue to exert significant influence over our management and policies to:

•	elect or defeat the election of our directors;

•	amend or prevent amendment of our certificate of incorporation or bylaws;

•	effect or prevent a merger, sale of assets or other corporate transaction; and

•	control the outcome of any other matter submitted to the shareholders for vote.

Accordingly, our other stockholders may be unable to influence management and exercise control over our business.

There is no current trading market for our securities.

No current trading market exists for our securities and no market will develop until our shares will be dispersed more widely. Any purchasers of shares from us directly and transferees of the shares held by our current stockholders may find it difficult to dispose of their shares.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Overview

Spa e, Inc. provides retail spa services and sells related products. Our revenues are generated thru cash sale of Massage and Body Treatments, services for Skin Care, Nail Care. These services are delivered at our unique “Open space” facility on Lincoln Avenue, South Beach, Florida. Male and female clients purchase services and a selection of skin and body care products at our retail location, online, through channel partners and through a number of nearby hotel operators. Effective January 17, 2007, our wholly owned subsidiary, Spa-E Acquisition Corp. entered into a Merger Agreement with Spa-E, Inc., a Florida corporation, (“Spa-E, FL”) pursuant to which Spa-E Acquisition Corp. merged with and into Spa-E, FL with Spa-E, FL as the surviving corporation. We currently conduct all of our operations through our wholly owned subsidiary, Spa-E (FL).

Growth

We intend to develop additional retail spas in Miami and Dade County. We plan to expand into Monroe and Broward Counties in South Florida. Once we have developed a portfolio of 10 retails spas in the south and southeast Florida, we plan to expand into other areas of Florida on the South West and South Central coasts. We have identified three Florida locations for immediate development under favorable leases.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations.

Revenue Recognition

Revenues are recognized in the period that products and services are provided. For revenue from product sales and services, the Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104, REVENUE RECOGNITION ("SAB104"), which superseded Staff Accounting Bulletin No. 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS ("SAB101"). SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the selling prices of the products delivered and the collectibility of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. The Company defers any revenue for which the product has not been delivered or is subject to refund until such time that the Company and the customer jointly determine that the product has been delivered or no refund will be required. At December 31, 2006 and 2005, the Company did not have any deferred revenue.

SAB 104 incorporates Emerging Issues Task Force 00-21 (“EITF 00-21”), MULTIPLE DELIVERABLE REVENUE ARRANGEMENTS. EITF 00-21 addresses accounting for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The effect of implementing EITF 00-21 on the Company’s financial position and results of operations was not significant.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. When retired or otherwise disposed, the related carrying value and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition, is reflected in earnings. For financial statement purposes, property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives as follows:

Office equipment	3 years
Furniture and fixtures	5 years
Spa Equipment	5 years
Leasehold improvements	10 years

Advertising Costs

The Company expenses all costs of marketing and advertising as incurred. Marketing and advertising costs totaled $2,431 and $3,550 for the year ended December 31, 2006 and 2005, respectively.

Research and Development

The Company accounts for research and development costs in accordance with the Financial Accounting Standards Board’s Statement of Financial Accounting Standards No. 2 (“SFAS 2”), “Accounting for Research and Development Costs”. Under SFAS 2, all research and development costs must be charged to expense as incurred. Accordingly, internal research and development costs are expensed as incurred. Third-party research and developments costs are expensed when the contracted work has been performed or as milestone results have been achieved. Company-sponsored research and development costs related to both present and future products are expensed in the period incurred. The Company did not have any expenditure on research and product development for the years ended December 31, 2006 and 2005, respectively.

Impairment of Long Lived Assets

The Company has adopted Statement of Financial Accounting Standards No. 144 (SFAS 144 ). The Statement requires that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for impairment whenever events or changes ill circumstances indicate that the carrying amount of an asset may not be recoverable. Events relating to recoverability may include significant unfavorable changes in business conditions, recurring losses, or a forecasted inability to achieve break-even operating results over an extended period. The Company evaluates the recoverability of long-lived assets based upon forecasted undercounted cash flows. Should impairment in value be indicated, the carrying value of intangible assets will be adjusted, based on estimates of future discounted cash flows resulting from the use and ultimate disposition of the asset. SF AS No. 144 also requires assets to be disposed of be reported at the lower of the carrying amount or the fair value less costs to sell.

Fair Value of Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2006 and 2005. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Concentrations of Credit Risk

Financial instruments and related items which potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents. The Company places its cash and temporary cash investments with credit quality institutions. At times, such investments may be in excess of the FDIC insurance limit.

Comprehensive Income (Loss)

The Company adopted Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income”. SFAS No. 130 establishes standards for the reporting and displaying of comprehensive income and its components. Comprehensive income is defined as the change in equity of a business during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. SFAS No. 130 requires other comprehensive income (loss) to include foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. The Company did not have any comprehensive income or loss for the years ended December 31, 2006 and 2005.

Segment Information

Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”) establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions how to allocate resources and assess performance. The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Income Taxes

In previous years, as described in above the Company was a Chapter S corporation under the Internal Revenue Tax Code provisions where members are taxed on their proportionate share of the Company’s taxable income. Therefore, no provision or liability was recorded for the years ended December 31, 2006 and 2005.

Liquidity

As shown in the accompanying financial statements, the Company had net income of $83,933 and $56,236 for the years ended December 31, 2006 and 2005, respectively. The Company’s current liabilities exceeded its current assets by $28,633 as of December 31, 2006. The Company believes that based on the profitable results and positive cash flow from operations, there is no going concern.

Net Earnings per Common Share

The Company computes earnings per share under Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS 128”). Net earnings per common share is computed by dividing net income by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the year. Dilutive common stock equivalents consist of shares issuable upon conversion of convertible preferred shares and the exercise of the stock options and warrants (calculated using the treasury stock method). During the year ended December 31, 2006 and 2005, the Company did not have common stock equivalents.

Stock Based Compensation

The Company has no stock based compensation issued as of December 31, 2006 and 2005. Effective January 1, 2006, the beginning of the Company’s first fiscal quarter of 2006, the Company follows the fair value recognition provisions of Statement of Financial Accounting Standards No. 123R, “Share-based Payment” (“SFAS 123R”). SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Recent Accounting Pronouncements

In March 2005, the FASB issued FASB Interpretation (FIN) No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143,” which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. The Company is required to adopt the provisions of FIN 47 no later than the first quarter of fiscal 2006. The Company does not expect the adoption of this Interpretation to have a material impact on its financial position, results of operations or cash flows.

In May 2005 the FASB issued Statement of Financial Accounting Standards (SFAS) No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in non-discretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. The Company does not expect the adoption of this SFAS to have a material impact on its financial position, results of operations or cash flows.

In February 2006, the FASB issued SFAS No. 155. “Accounting for certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140,” or SFAS No. 155. SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of SFAS 155 to have a material impact on its financial position, results of operations or cash flows.

In March 2006, the FASB issued FASB Statement No. 156, Accounting for Servicing of Financial Assets - an amendment to FASB Statement No. 140. Statement 156 requires that an entity recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a service contract under certain situations. The new standard is effective for fiscal years beginning after September 15, 2006. The adoption of SFAS No.156 did not have a material impact on the Company’s financial position and results of operations.

In July 2006, the FASB issued Interpretation No. 48 (FIN 48). “Accounting for uncertainty in Income Taxes”. FIN 48 clarifies the accounting for Income Taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition and clearly scopes income taxes out of SFAS 5, “Accounting for Contingencies”. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has not yet evaluated the impact of adopting FIN 48 on its financial position, results of operations and cash flows.

In September 2006 the Financial Account Standards Board (the “FASB”) issued its Statement of Financial Accounting Standards 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. FAS 157 effective date is for fiscal years beginning after November 15, 2007. The Company does not expect adoption of this standard will have a material impact on its financial position, operations or cash flows.

In September 2006 the FASB issued its Statement of Financial Accounting Standards 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The effective date for an employer with publicly traded equity securities is as of the end of the fiscal year ending after December 15, 2006. The Company does not expect adoption of this standard will have a material impact on its financial position, operations or cash flows.

Results of Operations

The following table sets forth selected income data for the periods indicated.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUE
Sales, net	$657,029	$505,413
Cost of sales	67,381	51,669
Gross Profit	589,648	453,744

OPERATING EXPENSES
Selling, general and administrative	461,312	354,417
Depreciation	41,191	39,014
Total operating expenses	502,503	393,431

INCOME FROM OPERATIONS	87,145	60,313

Other (expense)
Interest expense, net	(3,212)	(4,077)

Income before provision for income taxes	83,933	56,236

PROVISION FOR INCOME TAXES (Note G)	-	-

NET INCOME	$83,933	$56,236

Income per common share, basic and fully diluted
	$839.33	$562.36
Weighted average number of common shares outstanding-basic and fully diluted	100	100

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Revenues.

Revenues increase 30 % or $ 151,616 to $ 657,029 for the year ended December 31, 2006 from $ 505,413 for the year ended December 31, 2005. The increase was primarily due to sales and marketing which activities generated additional revenue during the year ended December 31, 2006.

Cost of Sales.

Cost of sales increased 30 % or $ 15,712 to $ 67,318 for the year ended December 31, 2006 from $ 51,669 for the year ended December 31, 2006. The increase was primarily due to increase of business sales.

Operating Expenses.

Operating expenses increased 28% or $ 109,072 to $ 502,503 for the year ended December 31, 2006 from $ 393,431 for the year ended December 31, 2005. The increase was primarily due to expenditures in connection with an audit of our financial statements and for additional cost incurred in connection with increase of sales, audit and legal expenses which were added during the year ended December 31, 2006

Provision for Income Taxes.

We were formed in March 2002 as a Chapter S Corporation under the Internal Revenue Tax Code provisions where shareholders are taxed on their proportionate share of our taxable income. Therefore, no provision or liability was recorded for the years indeed December 31, 2006 and 2005.

Liquidity and Capital Resources

During the year ended December 31, 2006, cash provided by operating activities increased 47 % or $38,250 to $ 119,916 from $81,666 for the year ended December 31, 2005. This increase was attributable to an increase in net income.

During the year ended December 31, 2006, cash used in investing activities decreased 37 % or $ 1,545 to $ 2,635 from $ 4,180 for the year ended December 31, 2005. The decrease was attributable to reduced expenditures for property, plant and equipment.

During the year ended December 31, 2006, cash used in financing activities increased 37 % or $ 29,138 to $ 106,960 from $ 77,822 for the year ended December 31, 2005. The increase was attributable to increased amortization of our notes payable, larger distributions to shareholders and and changes in cash .

At December 31, 2006 we had $ 10,521 of current assets, composed of cash, an increase of $ 10,321 from $200 at December 31, 2005.

Inflation, Seasonality and Economic Conditions

We do not believe that inflation has had a material adverse effect on our revenues or results of operation. However, public demand for services, including spa services and related product sales are influenced by general economic conditions, including seasonality and inflation. Periods of economic recession or high inflation could have a material adverse effect on our industry upon which we are dependent.

Forward-Looking Statements

The information in this report contains forward-looking statements. All statements other than statements of historical fact made in report are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. These forward-looking statements can be identified by the use of words such as “believes,” “estimates,” “could,” “possibly,” “probably,” anticipates,” “projects,” “expects,” “may,” “will,” or “should” or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Our actual results may differ significantly from management’s expectations.

The following discussion and analysis should be read in conjunction with our financial statements, included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of our management.

We expect that cash flow from our current spa operation on Lincoln Road will satisfy our cash requirements at that location for the next year. We have not received a going concern opinion on our financial statements that would raise substantial doubt as to our ability to continue operating profits.

Our business plan provides for us to open three additional spa locations in Southeast Florida.

However, our only source of capital for such expansion is our present limited cash flow which we believe will continue from our current spa operation. In the past we have primarily financed our corporate activities from loans from related parties. We believe that such loans will be unavailable in the future

Therefore, we plan to raise additional capital through sales of our equity securities and through loans from banks or third parties. However, no such financing plans have yet been implemented and there is no assurance they will be implemented.

Our lack of any guaranteed sources of future capital for spa development creates substantial doubt as to our ability to grow our business. If our business expansion plan can not be executed, we could remain as a single site spa operator with limited operations and revenues. While management believes Spa e will generate revenue, profit and growth, there is no assurance that Spa e will remain profitable or expand..

ITEM 3. DESCRIPTION OF PROPERTY.

Our flagship store at Lincoln Road, Miami Beach, occupies approximately 1,860 square feet. Our monthly lease payment is $6,743.22. Our lease expires on December 31st, 2014.

Our Secretary, Treasurer and Director, Kathleen Hurley, has agreed to our use of her offices at 2428 SW 27th Terrace as our executive office. There is no formal agreement in connection with our use of such office and we are not required to make any payments in connection with such use.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a)	Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock. Also included are the shares held by all executive officers and directors as a group. Percentages are based on 10,251,298, representing the total number of shares issued and outstanding as of the date hereof. Unless otherwise indicated the address for each person is c/o the Company.

Name and Address	Amount and Nature of Beneficial Ownership (1)	Percentage of Class
David Sarfati	1,600,000	15.61%

Kathleen Hurley	1,600,000	15.61%

Ronny Yakov	1,600,000	15.61%

Brenda Le Grange	1,600,000	15.61%

All officers and directors as a group (4 persons)	6,400,000	62.43%

(1)
Unless otherwise indicated herein and subject to applicable community property laws, each stockholder has sole voting and investment power with respect to all shares of Common Stock beneficially owned by such stockholder and directly owns all such shares in such stockholder's sole name. Within sixty (60) days of the date of this filing, none of the above persons has the right to acquire any further shares of Common Stock from options, warrants, rights, conversion privileges or other similar arrangement.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

(a)	Identification of Directors and Executive Officers.

A.	Identification of Directors and Executive Officers. The current officers and directors will serve for one year or until their respective successors are elected and qualified. They are:

Name	Age	Position
David Sarfati	61	President and Director
Kathleen Hurley	45	Secretary, Treasurer and Director
Ronny Yakov	48	Director of Corporate Finance and Director
Brenda Le Grange	58	Director of Spa Development and Director

David Sarfati was appointed as our President and one of our Directors in January 2007. Mr. Safarti has over 25 years of experience in skin and body care product manufacturing business. Mr. Sarfati’s career began as a buyer for a chain variety store, where he worked his way up to becoming a regional stores manager. In 1973, he opened his first store. His business grew to 12 locations. In 1996, he sold all his operations and joined Lydia Sarfati at Repêchage, an internationally established seaweed based professional skincare, bodycare, and cosmetic company which has full service distribution in the U.S. and 26 countries. His retail experience helped to create over 150 Spa de Beauté concept salons worldwide, by taking a service business and developing a 50/50 retail formula. Mr. Sarfati currently serves as the Chief Operating Officer of Sarkli- Repêchage based in Secaucus, NJ. Mr. Sarfati also serves a Director of Sarkli- Repêchage, Ltd, Repêchage, LLC and Sarfati, LLC.

Kathleen Hurley was appointed as our Secretary, Treasurer and a Director in January 2007. Ms. Hurley has over 15 years of experience in spa and wellness business design, planning, and development. Ms. Hurley currently serves as the President of ERG* Inc. a professional consulting service firm. Ms. Hurley acquired the majority of her business acumen over a ten year period while employed by John Melk, visionary, co-founder of Blockbuster. As a previous spa owner, and operator, Ms. Hurley has designed, developed, and operated numerous successful spa brands including Spa Internazionale (Fisher Island, FL), Nemacolin Woodlands Resort and Spa (Farmington, PA), Ageless Zone®, Kiva®, Axis Performance Center and Spa, and Hand & Stone Massage Spa™. Marriott International retained Ms. Hurley to redesign their entire Revive™ spa positioning and design standards as well as to conduct executive leadership development for all Marriott Spa Directors. Ms. Hurley has contributed to the development of several successful personal development programs including the Wellness Inventory™. Ms. Hurley holds a Bachelor of Science degree from the University of Illinois.

Ronny Yakov was appointed as Director of Corporate Finance and a Director in January 2007. Mr. Yakov has been involved in business financing for the last seven years and serves as an advisor for several private companies. He also serves as Chairman and CEO of OLB Group since January 1993, an eCommerce marketing company.

Brenda LeGrange. Brenda LeGrange was appointed our Director of Spa Development in January 2007. Ms. Le Grange is a seasoned spa owner and operator with over 26 years of experience in the spa industry. Ms. Le Grange pioneered the first full service spas in Colorado at luxury resorts such as Park Hyatt Beaver Creek, The Village Inn Plaza (Vail Village), and The Charter at Beaver Creek. She then moved from the slopes of Colorado to the shores of Miami and became the Resident Spa Consultant for The Sonesta Group. A market leader, Le Grange, opened first SpaLincoln Road location.

The term of office of each director expires at the Company's annual meeting of stockholders or until his successor is duly elected and qualified. Directors are not compensated for serving as such. Officers serve at the discretion of the Company’s Board of Directors.

(b)	Significant Consultants .

Consulting Agreement with Brenda LeGrange

We have entered into a consulting agreement with Brenda LeGrange pursuant to which Ms. LeGrange will serve as Chief New Business Development. The consulting agreement provides for a term commencing on January 1, 2007 and can be terminated by either party upon 30 days notice. The consulting agreement provides for a monthly compensation of $12,500 payable in two equal payments on the 5th and 20th day of each month. In addition, the consulting agreement provides for an additional compensation of $1,250 per month for each of the first seven additional spa locations established during the term of the consulting agreement, so long as the revenues of the additional spa locations exceed their operating budgets as approved by the Company’s Board of Directors.

Consulting Agreement with James B. Weigand

We have entered into a consulting agreement with James Wiegand pursuant to which Mr. Wiegand will provide us with customary capital markets and corporate finance consulting advice as is reasonably requested by the Company. In consideration for the services, we have agreed to issue to Mr. Wiegand 200,000 shares of common stock. The consulting agreement provides for a term of six months and can be terminated by either party with 15 days prior written notice.

(c)	Family Relationships.

None.

(d)	Involvement in Certain Legal Proceedings.

None.

(e)	Audit Committee Financial Expert.

The Board of Directors acts as the Audit Committee and the Board has no separate committees. We do not currently have a qualified financial expert. We expect to retain a qualified financial expert within the next twelve months.

ITEM 6. EXECUTIVE COMPENSATION.

Director Compensation

We provide do not compensate employee directors for their service as members of our board of directors. We reimburse all directors for certain expenses in connection with attendance at board meetings in the amount of $2,000 dollars for each board meeting attended and an expense reimbursement cap at $2,000 for each company related meeting or function.

We have applied for Directors’ and Officers’ Liability Insurance.

Executive Compensation

Summary Compensation Table

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
David Sarfarti	2006	-0-	-0-	-0-	-0-	-0-
	2005	-0-	-0-	-0-	-0-	-0-

Kathleen Hurley	2006	-0-	-0-	-0-	-0-	-0-
	2005	-0-	-0-	-0-	-0-	-0-

Ronny Yakov	2006	-0-	-0-	-0-	-0-	-0-
	2005	-0-	-0-	-0-	-0-	-0-

Brenda LeGrange	2006	-0-	-0-	-0-	-0-	-0-
	2005	-0-	-0-	-0-	-0-	-0-

Our board of directors has approved the grant of options to our officers subject to the achievement of certain performance goals. In the event that the company successfully executes its plan of operations, resulting in the addition of 5 new retail spas, each officer would be issued 500,000 options, exercisable at .50 cents for a term of five years.

Our board of directors approved the issuance of an aggregate of 1,000,000 shares of Series A preferred stock to our officers subject to the filing of a Certificate of Designation setting forth the rights and preferences of the Series A preferred stock. Each officer will be issued 250,000 shares of Series A preferred stock.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Except as described below, we had no transactions with related parties since the beginning of our last fiscal year or in currently proposed transaction that are required to be reported under this item.

We have entered into an exclusive supplier agreement with Sarkli/Repechage which provides that we will purchase all of our skincare and cosmetic products necessary for our operations from Sarkli/Repechage. Our President serves as the Chief Operating Officer of Sarkli/Repechage. The agreement provides for an initial terms of two years and 10 months with automatic renewals thereafter provided that we are not in default pursuant to the terms of the agreement. The Agreement provides that it will survive (i) any sale or other disposition of either party’s business or (ii) an assignment or other conveyance of either party’s rights to manage and operate its business, in which event such party shall make best efforts to cause the successor to assume such party’s obligations under this agreement.

ITEM 8. DESCRIPTION OF SECURITIES.

Our authorized capital consists of 150,000,000 shares of common stock, $.0001 par value per share, of which 10,251,298 shares were issued and outstanding as of May 8, 2007, and 20,000,000 shares of Preferred Stock, $.0001 par value per share, none of which are outstanding.

The following description is a summary and is qualified in its entirety by our Certificate of Incorporation and By-laws as currently in effect.

Common Stock:

Each holder of common stock is entitled to receive ratable dividends, if any, as may be declared by the Board of Directors out of funds legally available for the payment of dividends. As of the date of this prospectus, we have not paid any dividends on our common stock, and none are contemplated in the foreseeable future. We anticipate that all earnings that may be generated from our operations will be used to finance our growth.

Holders of common stock are entitled to one vote for each share held of record. There are no cumulative voting rights in the election of directors. Thus the holders of more than 50% of the outstanding shares of common stock can elect all of our directors if they choose to do so.

The holders of our common stock have no preemptive, subscription, conversion or redemption rights. Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to receive our assets pro rata.

Preferred Stock:

Our board of directors has the authority to issue 20,000,000 shares of preferred stock in one or more series and to determine all of the rights, preferences, privileges and restrictions of the preferred stock. If we issue any preferred stock, it may have the effect of delaying or preventing a change in control without further action by our stockholders and may adversely affect the voting, dividend and other rights of the holders of our common stock. In addition, the issuance of preferred stock with voting and/or conversion rights may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is Corporate Stock Transfer, Inc. Corporate Stock Transfer's address is 3200 Cherry Creek South Drive, Suite 430, Denver, Colorado 80209.

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a)	Market Information. Our Common Stock is not trading on any stock exchange or market. We are not aware of any market activity in our stock.

(b)	Holders. As of May 1, 2007, there were 359 record holders of shares of the Company's Common Stock.

(c)
Dividends. We have not paid any cash dividends to date and do not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for execution of the Registrant’s business, as set forth herein.

ITEM 2. LEGAL PROCEEDINGS.

There are not presently any material pending legal proceedings to which we are a party or as to which any of our property is subject, and no such proceedings are known to us to be threatened or contemplated against us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There are not and have not been any disagreements between us and our accountants on any matter of accounting principles, practices or financial statement disclosure.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

On January 28, 2007, we issued to Corporate Stock Transfer 30,857 shares of common stock at a price of $3.50 per share as settlement for an outstanding invoice.

On January 28, 2007, we issued to Ballard Spahr 80,000 shares of common stock at a price of $3.50 per share as settlement for outstanding legal fees.

On January 28, 2007, we issued to James Wiegand, 200,000 shares of our common stock as consideration for consulting services, pursuant to a Consulting Agreement with Mr. Wiegand dated January 18, 2007. The shares were valued at $3.50 per share.

All securities were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, under Section 4(2) thereunder.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 (“Section 145”) of the Delaware General Corporation Law, as amended (the “DGCL”), permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Our Amended and Restated Certificate of Incorporation, as amended (the “Charter”), provides that no current or former director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (a) for any breach of the director’s duty of loyalty to the Registrant or its stockholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the DGCL; or (d) for any transaction from which the director derived any improper personal benefit. The Registrant’s Charter also authorizes the Registrant, to the fullest extent permitted by applicable law, to provide indemnification of, and advanced expenses to, the Registrant’s agents and any other persons to which the DGCL permits.

In accordance with Section 145, the Registrant’s Bylaws provide that the Registrant shall indemnify its officers and directors, and any employee who serves as an officer or director of any corporation at the Registrant’s request. According to Article X of the Bylaws, directors and officers as well as employees and individuals may be indemnified against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation as a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

Financial Statements

SPA E, INC.

(Formerly NORRLANSKA KROSS, INC.)

(A Development Stage Company)

FINANCIAL STATEMENTS

December 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Spa E, Inc.
(formerly Norrlanska Kross, Inc.)
(A Development Stage Company)
Loveland, Colorado

We have audited the accompanying consolidated balance sheet of Spa E, Inc. (formerly Norrlanska Kross, Inc.) (a development stage company) as of December 31, 2006 and the related statements of operations, stockholders’ equity (deficit) and cash flows for the years ended December 31, 2006 and 2005, and for the period from inception of the development stage (January 1, 2005) through December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respect, the financial position of Spa E, Inc. (formerly Norrlanska Kross, Inc.) (a development stage company) at December 31, 2006, and the results of their operations and their cash flows for the years ended December 31, 2006 and 2005 and for the period from inception of the development stage (January 1, 2005) through December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note H to the consolidated financial statements, the Company has suffered recurring losses from operations and has a working capital deficit that raises substantial doubt about its ability to continue as a going concern. Management’s plans with regard to those matters are also discussed in Note H. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainly.

HJ & Associates, LLC
Salt Lake City, Utah
April 25, 2007

SPA-E, INC.
(Formerly NORRLANSKA KROSS, INC.)
(A development stage company)
CONSOLIDATED BALANCE SHEET
December 31, 2006

ASSETS
Current assets:
Cash	$222

Total current assets	222

LIABILITIES AND DEFICIENCY IN STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable	44,394
Total current liabilities	44,394

Deficiency in stockholders' equity

Preferred stock, $0.0001 par value, 20,000,000 shares authorized; -0- issued and outstanding as of December 31, 2006 (Note I)	-
Common stock, $0.0001 par value; 150,000,000 shares authorized; 187,125 shares issued and outstanding as of December 31, 2006 (Note I)	19
Additional paid in capital	247,736
Deficit accumulated prior to the development stage	(291,783)
Deficit accumulated during development stage	(144)
Total stockholders' equity (deficit)	(44,172)

Total Liabilities & Stockholders’ equity	$222

The accompanying notes are an integral part of these consolidated financial statements

SPA-E, INC.
(Formerly NORRLANSKA KROSS, INC.)
(A development stage company)
CONSOLIDATED STATEMENTS OF OPERATIONS

			From January 1, 1995
			(Date of inception of the development
	For the Year Ended December 31,		stage) through
	2006	2005	December 31, 2006
OPERATING EXPENSES
Selling, general and administrative	$72	$72	$144

LOSS FROM OPERATIONS:	(72)	(72)	(144)

NET LOSS	$(72)	$(72)	$(144)

Loss per share, basic and fully diluted	$(0.00)	$(0.00)

Weighted average common shares outstanding, basic and fully diluted-Note I	187,125	187,125

The accompanying notes are an integral part of these consolidated financial statements

SPA-E, INC.
(Formerly NORRLANSKA KROSS, INC.)
(A development stage company)
STATEMENT OF CONSOLIDATED DEFICIENCY IN STOCKHOLDERS' EQUITY
From January 1, 2005 through December 31, 2006

						Accumulated	Accumulated
					Additional	Deficit during	Deficit prior to
	Preferred stock		Common stock		Paid in	Development	Development
	Shares	Amount	Shares	Amount	Capital	Stage	Stage
Balance, January 1, 2005-Note I	-	$-	187,125	$19	$247,736	$-	$291,783
Net loss	-	-	-	-	-	(72)	-
Balance, December 31, 2005	-	-	187,125	19	247,736	(72)	291,783
Net loss	-	-	-	-	-	(72)	-
Balance, December 31, 2006	-	$-	187,125	$19	$247,736	$(144)	$291,783

The accompanying notes are an integral part of these consolidated financial statements

SPA-E, INC.
(Formerly NORRLANSKA KROSS, INC.)
(A development stage company)
CONSOLIDATED STATEMENTS OF CASH FLOWS

			From January 1, 2005
			(date of the inception of
			the development stage)
	Year Ended December 31,		Through
	2006	2005	December 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(72)	$(72)	$(144)
Net cash used in operating activities:	(72)	(72)	(144)

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash used in investing activities:	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Net cash provided by financing activities:	-	-	-

Net increase (decrease) in cash and cash equivalents	(72)	(72)	(144)
Cash -beginning of period	294	366	366
Cash -end of period	$222	$294	$222

Supplemental disclosures:
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

SPA-E, INC.
(Formerly NORRLANSKA KROSS, INC.)
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE A — SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Business and Basis of Presentation

On December 11, 1991, Norrlanska Kross, Inc. (the "Company") was originally incorporated under the laws of the State of Colorado and subsequently reincorporated under the laws of the State of Delaware. On January 4, 2007 (See Note I below) the Company changed its name to Spa-E, Inc. The Company is in the development stage, as defined by Statement of Financial Accounting Standards No. 7 ("SFAS No. 7") and its efforts up to October 29, 1996 were devoted to business consulting services, from October 29, 1996 its primary efforts had been principally devoted to acquiring assets through merger or acquisition. To date, the Company has not generated sales revenues, has incurred expenses and has sustained losses. Consequently, its operations are subject to all the risks inherent in the establishment of a new business enterprise. The Company has been in dormancy from January 1, 2001 until it entered the development stage on January 1, 2005. For the period from inception through December 31, 2006 the Company has accumulated losses of $144.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Caseel, Inc. and Enviro-Quest Technologies, both are inactive with no operations. All significant intercompany balances and transactions have been eliminated in consolidation

Estimates

The preparation of the financial statements are in conformity with generally accepted accounting principles of the United States of America which requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” ("SAB 101"). SAB 101 requires that four basic criteria must be met before revenue can be recognized :(1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the selling prices of the products delivered and the collectibility of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.

On December 17, 2003, the SEC staff released Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. The staff updated and revised the existing revenue recognition in Topic 13, Revenue Recognition, to make its interpretive guidance consistent with current accounting guidance, principally EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." Also, SAB 104 incorporates portions of the Revenue Recognition in Financial Statements - Frequently Asked Questions and Answers document that the SEC staff considered relevant and rescinds the remainder. The company's revenue recognition policies are consistent with this guidance; therefore, this guidance will not have an immediate impact on the company's consolidated financial statements.

Cash Equivalents

For the purpose of the accompanying financial statements, all highly liquid investments with a maturity of three months or less are considered to be cash equivalents. The Company has no cash equivalents as of December 31, 2006.

Income Taxes

The Company has adopted Financial Accounting Standard No. 109 (SFAS 109) which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes are insignificant.

Property and Equipment

The Company does not own any property, plant or equipment.

SPA-E, INC.
(Formerly NORRLANSKA KROSS, INC.)
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE A — SUMMARY OF ACCOUNTING POLICIES (continued)

Impairment of Long-Lived Assets

The Company has adopted Statement of Financial Accounting Standards No. 144 (SFAS 144). The Statement requires that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Events relating to recoverability may include significant unfavorable changes in business conditions, recurring losses, or a forecasted inability to achieve break-even operating results over an extended period. The Company evaluates the recoverability of long-lived assets based upon forecasted undercounted cash flows. Should impairment in value be indicated, the carrying value of intangible assets will be adjusted, based on estimates of future discounted cash flows resulting from the use and ultimate disposition of the asset. SFAS No. 144 also requires assets to be disposed of be reported at the lower of the carrying amount or the fair value less costs to sell.

Comprehensive Income

The Company does not have any items of comprehensive income in any of the periods presented.

Segment Information

The Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions how to allocate resources and assess performance. The information disclosed herein, materially represents all of the financial information related to the Company's principal operating segment.

Net Loss Per Share

The Company has adopted Statement of Financial Accounting Standard No. 128, "Earnings Per Share," specifying the computation, presentation and disclosure requirements of earnings per share information. Basic earnings per share has been calculated based upon the weighted average number of common shares outstanding. Stock options and warrants have been excluded as common stock equivalents in the diluted earnings per share because they are either anti dilutive, or their effect is not material.

Stock Based Compensation

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of SFAS 123." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 and related interpretations. Accordingly, compensation expense for stock options is measured as the excess, if any, of the fair market value of the Company's stock at the date of the grant over the exercise price of the related option. The Company has adopted the annual disclosure provisions of SFAS No. 148 in its financial reports for the year ended December 31, 2006 and for the subsequent periods. The Company has not issued employee options as stock-based compensation during the years ended December 31, 2006 and 2005 and therefore has no unrecognized stock compensation related liabilities.

On January 1, 2006, we adopted the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock Based Compensation, to account for compensation costs under our stock option plans. We previously utilized the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (as amended) ("APB 25"). Under the intrinsic value method prescribed by APB 25, no compensation costs were recognized for our employee stock options because the option exercise price equaled the market price on the date of the grant. Prior to January 1, 2006 we only disclosed the pro forma effects on net income and earnings per share as if the fair value recognition provisions of SFAS 123(R) had been utilized.

SPA-E, INC.
(Formerly NORRLANSKA KROSS, INC.)
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

In adopting SFAS No. 123(R), we elected to use the modified prospective method to account for the transition from the intrinsic value method to the fair value recognition method. Under modified prospective method, compensation cost is recognized from the adoption date forward for all new stock options granted and for any outstanding unvested awards as if the fair value method had been applied to those awards as of the date of the grant.

The following table shows the effect on net earnings and earnings per share had compensation cost been recognized based upon the estimated fair value on the grant date of stock options for year ended December 31, 2005, in accordance with SFAS 123, as amended by SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure":

	For The Year ended Dec 31, 2006	For the Period January 1, 2005 (Date of inception of the development stage) through Dec 31, 2006

Net loss - as reported	$(72)	$(144)
Net loss - Pro Forma	$(72)	$(144)
Net loss attributable to common
stockholders - Pro Forma	$(72)	$(144)

Basic (and assuming dilution) loss
per share - as reported	$(0.0)
Basic (and assuming dilution) loss
per share - Pro Forma	$(0.0)

Liquidity

As shown in the accompanying financial statements, the Company incurred a net loss of $144 during the period January 1, 2005 (date of inception) through December 31, 2006. The Company's current liabilities exceeded its current assets by $44,172 as of December 31, 2006.

Concentrations of Credit Risk

Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents and trade receivables. The Company places its cash and temporary cash investments with high credit quality institutions. At times, such investments may be in excess of the FDIC insurance limit.

SPA-E, INC.
(Formerly NORRLANSKA KROSS, INC.)
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

New Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155. “Accounting for certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140,” or SFAS No. 155. SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We do not expect the adoption of SFAS 155 to have a material impact on our consolidated financial position, results of operations or cash flows.

In March 2006, the FASB issued FASB Statement No. 156, Accounting for Servicing of Financial Assets - an amendment to FASB Statement No. 140. Statement 156 requires that an entity recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a service contract under certain situations. The new standard is effective for fiscal years beginning after September 15, 2006. The adoption of SFAS No.156 did not have a material impact on the Company's financial position and results of operations.

In July 2006, the FASB issued Interpretation No. 48 (FIN 48). “Accounting for uncertainty in Income Taxes”. FIN 48 clarifies the accounting for Income Taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition and clearly scopes income taxes out of SFAS 5, “Accounting for Contingencies”. FIN 48 is effective for fiscal years beginning after December 15, 2006. We have not yet evaluated the impact of adopting FIN 48 on our consolidated financial position, results of operations and cash flows.

In September 2006 the Financial Account Standards Board (the “FASB”) issued its Statement of Financial Accounting Standards 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. FAS 157 effective date is for fiscal years beginning after November 15, 2007. The Company does not expect adoption of this standard will have a material impact on its financial position, operations or cash flows.

In September 2006 the FASB issued its Statement of Financial Accounting Standards 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The effective date for an employer with publicly traded equity securities is as of the end of the fiscal year ending after December 15, 2006. The Company does not expect adoption of this standard will have a material impact on its financial position, operations or cash flows

NOTE B - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities at December 31, 2006 and 2005 are as follows:

	2006	2005
Accounts payable-legal	$30,880	$30,880
Accounts payable-other	13,514	13,514
Total	$44,394	$44,394

SPA-E, INC.
(Formerly NORRLANSKA KROSS, INC.)
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE C - CAPITAL STOCK

The Company is authorized to issue 500,000 shares of preferred stock with no par value per share. As of December 31, 2006 and 2005, there were no issued or outstanding shares of preferred stock. The Company is authorized to issue 25,000,000 shares of common stock, with no par value per share. As of December 31, 2006 and 2005, there were 1,496,999 shares of common stock issued and outstanding.

Common Stock Transactions from January 1, 2005 through December 31, 2006

None

NOTE D - WARRANTS

Warrants

The Company did not issue warrants during the years ended December 31, 2006 and 2005. The following table summarizes the changes in warrants outstanding and the related prices for the shares of the Company's common stock issued to shareholders of the Company. These warrants were granted in lieu of cash compensation for services performed.

Exercise Prices	Number Outstanding	Warrants Outstanding Weighted Average Remaining Contractual Life (Years)	Weighed Average Exercise Price	Number Exercisable	Warrants Exercisable Weighted Average Exercise Price
$0.25	250,000	3.55	$0.25	250,000	$0.25

Transactions involving warrants are summarized as follows:

	Number of	Weighted Average Price
	Shares	Per Share
Balance, December 31, 2004	403,000	$0.25
Granted	-	-
Exercised	-	-
Canceled or expired	(153,000)	0.25
Balance, December 31, 2005	250,000	$0.25
Granted	-	-
Exercised	-	-
Canceled or expired	-	-
Balance, December 31, 2006	250,000	$0.25

NOTE E - INCOME TAXES

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

SPA-E, INC.
(Formerly NORRLANSKA KROSS, INC.)
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE E - INCOME TAXES (continued)

Net deferred tax liabilities consist of the following components as of December 31, 2006:

2006
Deferred tax assets:
NOL carryover	$82,300

Valuation allowance	(82,300)
Net deferred tax asset	$-

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the year ended December 31, 2006 due to the following:

2006

Book income	$(72)
Valuation allowance	72
$-

At December 31, 2006, the Company had net operating loss carryforwards of approximately $200,000 that may be offset against future taxable income from the year 2006 through 2026. No tax benefit has been reported in the December 31, 2006 consolidated financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

The amount of deferred income tax expense (benefit) is impacted by the difference between the estimated Federal and State statutory income tax rates used to estimate deferred tax assets and liabilities and actual rates utilized when determining incomes taxes due or the application of net operating losses which are impacted by lower rates for taxable income less than $100,000 along with differences in state tax rates. In addition, other estimates utilized in determining deferred income tax expense (benefit) resulting from anticipated timing differences may differ from amounts initially determined when the timing differences are realized.

NOTE F-LOSS PER SHARE

The following table presents the computation of basic and diluted losses per share:

	For the Year Ended	For the Year Ended
	December 31, 2006	December 31, 2005
Loss available for common shareholders	$(72)	$(72)
Basic and fully diluted loss per share	$(0.0)	$(0.0)
Weighted average common shares outstanding	1,496,999	1,496,999

Net loss per share is based upon the weighted average of shares of common stock outstanding

SPA-E, INC.
FORMERLY NORRLANSKA KROSS, INC.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE G- COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Company does not have any operating lease commitments for the years ending December 31, 2006 and 2005.

Employment and Consulting Agreements

The Company does not have consulting or employment agreements.

Litigation

The Company does not have any outstanding litigation as of December 31, 2006 and 2005.

NOTE H - GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements during the period January 1, 1992 through December 31, 2006, the Company incurred a loss of $291,927. These factors among others may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

The Company's existence is dependent upon management's ability to develop profitable operations and there can be no assurance that the Company's efforts will be successful. However, the planned principal operations have not commenced and no assurance can be given that management's actions will result in profitable operations or the resolution of its liquidity problems. The accompanying statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

NOTE I - SUBSEQUENT EVENTS

In January 2007, the Company negotiated its outstanding accounts payable and accrued liabilities for a sum of $3,000 and the issuance of 3,857 shares of common stock. The number of shares included in the settlement is contingent upon: a) the Company completing a private placement at a price of $3.50 per share; b) the settlement will not be considered final until the Company files and becomes effective with a Registration Statement and c) the Company retains the services of specific identified vendor(s) for a period of 48 months.

Effective January 4, 2007, the Company amended their Certificate of Incorporation to affect a reverse stock split of the Company’s issued and outstanding shares of Common Stock at a ratio of 8 to 1, established a par value of $0.0001 and increased its authorized number of common shares to 150,000,000. In addition, the Company established a par value of $0.0001 and increased its authorized number of preferred shares to 20,000,000. All references in the financial statements and the notes to financial statements, number of shares, and share amounts have been retroactively restated to reflect the reverse split.

Effective January 4, 2007, the Company adopted an employee stock option plan.

On January 18, 2007, the Company entered into an Agreement and Plan of Merger (“Agreement”) with Spa E, Inc. (a Florida Corporation). As a result of the acquisition, there was a change in control of the public entity and the Company changed its name from Norrlanska Kross, Inc. to Spa-E., Inc.

SPA E, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of
SPA E, Inc.
Miami Beach, FL

We have audited the accompanying balance sheet of SPA E, Inc. at December 31, 2006, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SPA E, Inc. at December 31, 2006, and the results of their operations and their cash flows for the years ended December 31, 2006 and 2005, and in conformity with United States generally accepted accounting principles.

HJ & Associates, LLC
Salt Lake City, Utah
February 15, 2007

SPA E INC
BALANCE SHEET
DECEMBER 31, 2006

ASSETS
Current assets:
Cash	$10,521
Total current assets	10,521

Property, plant and equipment, net of accumulated depreciation of $154,762	114,193

Other assets:
Deposits	10,233

Total assets	$134,947
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$34,378
Notes payable-current portion	4,775
Total current liabilities	39,153

Long term liabilities:
Notes payable	4,042

Total liabilities	43,195

SHAREHOLDERS’ EQUITY
Capital stock, no par value; authorized 1,000 shares issued and outstanding	100
Additional paid in capital	215,674
Accumulated deficit	(124,022)
Total shareholders’ equity	91,752

Total liabilities and shareholders’ equity	$134,947

The accompanying notes are an integral part of these financial statements.

SPA E INC
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUE
Sales, net	$657,029	$505,413
Cost of sales	67,381	51,669
Gross Profit	589,648	453,744

OPERATING EXPENSES
Selling, general and administrative	461,312	354,417
Depreciation	41,191	39,014
Total operating expenses	502,503	393,431

INCOME FROM OPERATIONS	87,145	60,313

Other (expense)
Interest expense, net	(3,212)	(4,077)

Income before provision for income taxes	83,933	56,236

PROVISION FOR INCOME TAXES (Note G)	-	-

NET INCOME	$83,933	$56,236

Income per common share, basic and fully diluted
	$839.33	$562.36
Weighted average number of common shares outstanding-basic and fully diluted	100	100

The accompanying notes are an integral part of these financial statements.

SPA E, INC
STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common stock		Additional paid	Retained Earnings
	Shares	Amount	in capital	(Deficit )
Balance, January 1, 2005	100	$100	$215,674	$(121,429)

Distributions	-	-	-	(62,698)

Net Income for the year ended December 31, 2005	-	-	-	56,236

Balance, December 31, 2005	100	100	215,674	(127,891)

Distributions	-	-	-	(80,064)

Net income for the year ended December 31, 2006	-	-	-	83,933

Balance, December 31, 2006	100	$100	$215,674	$(124,022)

The accompanying notes are an integral part of these financial statements.

SPA E, INC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$83,933	$56,236
Adjustments to net income to net cash provided by operations:
Depreciation	41,191	39,014
Increase (decrease) in:
Accounts payable and accrued expenses	(5,208)	(13,584)

Net cash provided by operating activities:	119,916	81,666

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property, plant and equipment	(2,635)	(4,180)

Net cash used in investing activities:	(2,635)	(4,180)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash overdraft	(3,489)	3,489
Payments on notes payable	(23,407)	(18,613)
Distributions to shareholders	(80,064)	(62,698)

Net cash used in financing activities:	(106,960)	(77,822)

Net increase (decrease) in cash	10,321	(336)
Cash beginning of the year	200	536

Cash end of year	$10,521	$200

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$3,211	$4,077
Cash paid for taxes	$-	$-

The accompanying notes are an integral part of these financial statements.

SPA E, INC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE A - SUMMARY OF ACCOUNTING POLICIES

General

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:

Business and Basis of Presentation

Spa E, Inc. (“the Company”) was incorporated on March 27, 2002 under the laws of the State of Florida, as a Chapter S corporation. The Company provides personal skin care and spa services.

Revenue Recognition

Revenues are recognized in the period that products and services are provided. For revenue from product sales and services, the Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104, REVENUE RECOGNITION ("SAB104"), which superseded Staff Accounting Bulletin No. 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS ("SAB101"). SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the selling prices of the products delivered and the collectibility of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. The Company defers any revenue for which the product has not been delivered or is subject to refund until such time that the Company and the customer jointly determine that the product has been delivered or no refund will be required. At December 31, 2006 and 2005, the Company did not have any deferred revenue.

SAB 104 incorporates Emerging Issues Task Force 00-21 (“EITF 00-21”), MULTIPLE DELIVERABLE REVENUE ARRANGEMENTS. EITF 00-21 addresses accounting for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The effect of implementing EITF 00-21 on the Company’s financial position and results of operations was not significant.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. When retired or otherwise disposed, the related carrying value and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition, is reflected in earnings. For financial statement purposes, property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives as follows:

Office equipment	3 years
Furniture and fixtures	5 years
Spa Equipment	5 years
Leasehold improvements	10 years

Advertising Costs

The Company expenses all costs of marketing and advertising as incurred. Marketing and advertising costs totaled $2,431 and $3,550 for the year ended December 31, 2006 and 2005, respectively.

SPA E, INC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

Research and Development

The Company accounts for research and development costs in accordance with the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 2 ("SFAS 2"), "Accounting for Research and Development Costs". Under SFAS 2, all research and development costs must be charged to expense as incurred. Accordingly, internal research and development costs are expensed as incurred. Third-party research and developments costs are expensed when the contracted work has been performed or as milestone results have been achieved. Company-sponsored research and development costs related to both present and future products are expensed in the period incurred. The Company did not have any expenditure on research and product development for the years ended December 31, 2006 and 2005, respectively.

Impairment of Long Lived Assets

The Company has adopted Statement of Financial Accounting Standards No. 144 (SFAS 144 ). The Statement requires that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for impairment whenever events or changes ill circumstances indicate that the carrying amount of an asset may not be recoverable. Events relating to recoverability may include significant unfavorable changes in business conditions, recurring losses, or a forecasted inability to achieve break-even operating results over an extended period. The Company evaluates the recoverability of long-lived assets based upon forecasted undercounted cash flows. Should impairment in value be indicated, the carrying value of intangible assets will be adjusted, based on estimates of future discounted cash flows resulting from the use and ultimate disposition of the asset. SF AS No. 144 also requires assets to be disposed of be reported at the lower of the carrying amount or the fair value less costs to sell.

Fair Value of Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2006 and 2005. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Concentrations of Credit Risk

Financial instruments and related items which potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents. The Company places its cash and temporary cash investments with credit quality institutions. At times, such investments may be in excess of the FDIC insurance limit.

Comprehensive Income (Loss)

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for the reporting and displaying of comprehensive income and its components. Comprehensive income is defined as the change in equity of a business during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. SFAS No. 130 requires other comprehensive income (loss) to include foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. The Company did not have any comprehensive income or loss for the years ended December 31, 2006 and 2005.

Segment Information

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions how to allocate resources and assess performance. The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

SPA E, INC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

Income Taxes

As described in above the Company is a Chapter S corporation under the Internal Revenue Tax Code provisions where members are taxed on their proportionate share of the Company’s taxable income. Therefore, no provision or liability was recorded for the years ended December 31, 2006 and 2005.

Liquidity

As shown in the accompanying financial statements, the Company had net income of $83,933 and $56,236 for the years ended December 31, 2006 and 2005, respectively. The Company's current liabilities exceeded its current assets by $28,633 as of December 31, 2006. The Company believes that based on the profitable results and positive cash flow from operations, there is no going concern.

Net Earnings per Common Share

The Company computes earnings per share under Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). Net earnings per common share is computed by dividing net income by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the year. Dilutive common stock equivalents consist of shares issuable upon conversion of convertible preferred shares and the exercise of the stock options and warrants (calculated using the treasury stock method). During the year ended December 31, 2006 and 2005, the Company did not have common stock equivalents.

Stock Based Compensation

The Company has no stock based compensation issued as of December 31, 2006 and 2005. Effective January 1, 2006, the beginning of the Company's first fiscal quarter of 2006, the Company follows the fair value recognition provisions of Statement of Financial Accounting Standards No. 123R, "Share-based Payment" ("SFAS 123R"). SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Recent Accounting Pronouncements

In March 2005, the FASB issued FASB Interpretation (FIN) No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143," which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. The Company is required to adopt the provisions of FIN 47 no later than the first quarter of fiscal 2006. The Company does not expect the adoption of this Interpretation to have a material impact on its financial position, results of operations or cash flows.

In May 2005 the FASB issued Statement of Financial Accounting Standards (SFAS) No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in non-discretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. The Company does not expect the adoption of this SFAS to have a material impact on its financial position, results of operations or cash flows.

In February 2006, the FASB issued SFAS No. 155. “Accounting for certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140,” or SFAS No. 155. SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of SFAS 155 to have a material impact on its financial position, results of operations or cash flows.

SPA E, INC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

In March 2006, the FASB issued FASB Statement No. 156, Accounting for Servicing of Financial Assets - an amendment to FASB Statement No. 140. Statement 156 requires that an entity recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a service contract under certain situations. The new standard is effective for fiscal years beginning after September 15, 2006. The adoption of SFAS No.156 did not have a material impact on the Company's financial position and results of operations.

In July 2006, the FASB issued Interpretation No. 48 (FIN 48). “Accounting for uncertainty in Income Taxes”. FIN 48 clarifies the accounting for Income Taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition and clearly scopes income taxes out of SFAS 5, “Accounting for Contingencies”. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has not yet evaluated the impact of adopting FIN 48 on its financial position, results of operations and cash flows.

In September 2006 the Financial Account Standards Board (the “FASB”) issued its Statement of Financial Accounting Standards 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. FAS 157 effective date is for fiscal years beginning after November 15, 2007. The Company does not expect adoption of this standard will have a material impact on its financial position, operations or cash flows.

In September 2006 the FASB issued its Statement of Financial Accounting Standards 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The effective date for an employer with publicly traded equity securities is as of the end of the fiscal year ending after December 15, 2006. The Company does not expect adoption of this standard will have a material impact on its financial position, operations or cash flows.

NOTE B - PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2006 and 2005:

	2006	2005
Office equipment	$1,000	$1,000
Furniture and fixtures	55,047	53,578
Spa Equipment	90,789	89,623
Leasehold improvements	122,120	122,120
	268,956	266,321
Less: Accumulated depreciation	(154,762)	(113,571)
	$114,194	$152,750

During the years ended December 31, 2006 and 2005, depreciation expense charged to operations was $41,191 and $39,014, respectively.

SPA E, INC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE C - ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES

Accounts payable and accrued liabilities at December 31, 2006 and 2005 are as follows:

2006
Sales taxes payable	$848
Other accrued liabilities	33,530
$34,378

NOTE D - NOTES PAYABLE

Notes payable consist of the following as of December 31, 2006 and 2005:

2006
Note payable, due September 2008, imputed interest rate of 25% per annum, monthly payments of $496.26. Secured by related equipment and personally guaranteed by the Company’s president	$8,817

8,817
Less: current portion	(4,775)
Long-term portion	$4,042

NOTE E - RELATED PARTY TRANSACTIONS

The Company’s officers have occasionally advanced funds in the past to the Company for working capital and other purposes. No formal repayment terms or arrangements exist. There were no advances as of December 31, 2006 and 2005

NOTE F - COMMON STOCK

As of December 31, 2006, the Company had issued 100 shares of its common stock to the president of the Company. . The Company’s president was the sole shareholder of the Company. During the years ended December 31, 2006 and 2005, the Company had made capital distributions to its president in the amount of $80,064 and $62,698, respectively.

NOTE G - INCOME TAXES

As described in Note A, the Company was formed in March 2002 as a Chapter S corporation under the Internal Revenue Tax Code provisions where shareholders are taxed on their proportionate share of the Company’s taxable income. Therefore, no provision or liability was recorded for the years ended December 31, 2006 and 2005.

NOTE H - COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

During the years ended December 31, 2006 and 2005, the Company leased facilities in Miami Beach, Florida under a lease which expires in March, 2012. Total lease rental expenses for the years ended December 31, 2006 and 2005 under this lease were $76,568 and $76,395, respectively.

SPA E, INC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE H - COMMITMENTS AND CONTINGENCIES (continued)

Commitments for minimum rentals under non-cancelable leases at December 31, 2006 are as follows:

Year ending December 31,
2007	$73,977
2008	76,936
2009	80,013
2010	83,214
2011 and beyond	108,388
Total future minimum lease payments:	$422,528

Employment and Consulting Agreements

The Company has various consulting agreements with outside contractors to provide business development and consultation services. The Agreements are generally for a month to month basis and renewable automatically unless either the Company or Consultant terminates such agreement by written notice.

Litigation

The Company does not have any legal proceedings as of December 31, 2006. However, the Company is subject to legal proceedings and claims which may arise in the ordinary course of its business in future periods. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters shall not have a material adverse effect on its financial position, results of operations or liquidity.

NOTE I - SUBSEQUENT EVENTS

On January 18, 2007, the Company entered into a merger agreement with Spa-E Acquisition Corp. (formally Norrlanska Kross, Inc.). As a result of the merger, there was a change in control of the public entity, and Spa-E Acquisition Corp changed its name to Spa E, Inc.

	SPA-E, INC., formerly
	NORRLANSKA KROSS, INC.	SPA E, INC.				PRO FORMA
	December 31, 2006	December 31, 2006	TOTAL		Adjustments	December 31, 2006
ASSETS
Current assets:
Cash	$222	$10,521	$10,743		$-	$10,743
Total current assets	222	10,521	10,743		-	10,743

Property, plant and equipment	-	114,193	114,193		-	114,193

Other assets:
Deposits	-	10,233	10,233		-	10,233

Total assets	$222	$134,947	$135,169		$-	$135,169

LIABILITIES AND DEFICIENCY IN STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses	$44,394	$34,378	$78,772		$-	$78,772
Notes payable, current portion	-	4,775	4,775		-	4,775
Total current liabilities	44,394	39,153	83,547		-	83,547

Long term liabilities:
Notes payable	-	4,042	4,042		-	4,042

Total liabilities	44,394	43,195	87,589		-	87,589

(Deficiency in) stockholders' equity
Preferred stock, $0.0001par value, 20,000,000 shares authorized, -0- issued and outstanding as of December 31, 2006	-	-	-		-	-
Common stock, $0.0001 par value, 150,000,000 shares authorized; 187,125 shares issued and outstanding as of December 31, 2006	19	-	19			19
Capital stock, no par value; authorized 1,000 shares; 100 shares issued and outstanding as of December 31, 2006		100	100	(1)	(100)	-
Additional paid in capital	247,736	215,674	463,410	(1)	(247,755)	215,674
Accumulated deficit	(291,927)	(124,022)	(415,949	)(1)	291,927
				(2)	(44,172)	(168,194)
Total (deficiency in) stockholders' equity	(44,172)	91,752	47,580		-	47,580

Total liabilities and (deficiency in) stockholders' equity	$222	$134,947	$135,169		$-	$135,169

(1)	Eliminate Registrant's accumulated deficit and record recapitalization of Registrant- eliminate SPA E INC's capital structure

(2)	Record merger costs of $44,172 representing net Registrant's liabilities assumed by Spa E and charged to accumulated deficit in accordance with SOP 98-5

	SPA-E, INC., formerly
	NORRLANSKA KROSS, INC.	SPA E, INC.			PRO FORMA
	Year ended	Year ended			Year ended
	December 31, 2006	December 31, 2006	TOTAL	Adjustments	December 31, 2006
REVENUE
Sales, net	$-	$657,029	$657,029	$-	657,029
Cost of sales	-	67,381	67,381	-	$67,381
Gross profit	-	589,648	589,648	-	589,648

OPERATING EXPENSES
Selling, general and administrative	72	461,312	461,384	-	461,384
Depreciation	-	41,191	41,191	-	41,191
Total operating expenses	72	502,503	502,575		502,575

INCOME (LOSS) FROM OPERATIONS	(72)	87,145	87,073		87,073

Other (expense)
Interest expense, net	-	(3,212)	(3,212)	-	(3,212)

Income (loss) before provision for income taxes	(72)	83,933	83,861	-	83,861

PROVISION FOR INCOME TAXES	-	-	-	-	-

NET INCOME (LOSS)	$(72)	$83,933	$87,861	$-	$87,861

Income (loss) per common share, basic and fully diluted	$-	$839.33	$0.47		$0.47

Weighted average number of common shares outstanding-basic and fully diluted	187,125	100	187,125		187,125

PART III

ITEM 1. INDEX TO EXHIBITS.

Exhibit
Number	Description
3.1	Certificate of Incorporation of Norrlanska Kross, Inc.
3.2	Certificate of Incorporation of Spa-E, Inc.
3.3	Amendment to the Certificate of Incorporation increasing Authorized capital
3.4	Articles of Merger - Norrlanksa Kross and Spa-E, Inc.
3.5	Articles of Merger - Spa-E, Inc. and Spa-E Acquisition Corp.
3.6	Bylaws
10.1	Consulting Agreement with James Wiegand
10.2	Consulting Agreement with Brenda LeGrange
10.3	Exclusive Supplier Agreement with Sarkli/Repechage

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2007	SPA-E, INC.

	By:	/s/ David Sarfati David Sarfati, President